Via Facsimile and U.S. Mail
Mail Stop 6010

February 19, 2009

Paul B. Cleveland
Executive Vice President, Corporate Development
and Chief Financial Officer
Affymax, Inc.
4001 Miranda Avenue
Palo Alto, CA 94304

Re: Affymax, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 13, 2008
File Number: 001-33213

Dear Mr. Cleveland:

        We have reviewed your January 12, 2009 response to our December 17, 2008
letter and have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like. Please identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend the above filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates
Revenue Recognition, page 51

1.   Please refer to your response to comment one and address the following:
        • Tell us why it is appropriate to use a different revenue recognition method for
          the commercialization period than the development period given that you have
          a similar manufacturing obligation for both. Also, please tell us why the
          development period revenue recognition is all recognized under the
          Contingency Adjusted Performance method, but the commercialization period
          revenue recognition is broken up into separate revenue recognition methods.
        • Please clarify why you believe you have objective and reliable evidence of the
          fair value of the undelivered item for the commercialization phase of the

        agreement pursuant to paragraph 9b of EITF 00-21 when your manufacturing obligation could potentially be indefinite.

- Please clarify your revenue recognition method for the commercialization period as when it is "earned" is not descriptive. In addition, as it appears the manufacturing period could be indefinite, please clarify how that is taken into consideration in your revenue recognition policy. Provide us with the terms of the manufacturing obligation and tell us why you do not believe it is indefinite, if such is the case.
- Paragraph 8 of EITF 00-21 states that you should evaluate all deliverables in the arrangement to determine whether they represent separate units of accounting at the inception of the agreement and as each item is delivered. As it does not appear that the amendment to the agreement permits a re-evaluation, please tell us why you believe you can now break down your deliverables into separate units of accounting.
- Please clarify your conclusion in the last sentence of your response to comment one regarding the development period and the contingent commercialization period obligations being accounted for separately.
- Please revise your disclosure to clarify that you do not have any obligations during the development period that extend past January 1, 2011.

11. Income Taxes, page 93

2.   Please refer to your response to comment 2. Please tell us why for tax purposes you recognized the up-front payment received in 2006 in your 2007 federal taxable income.

* * * *

    Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

    You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                Sincerely,

                Jim B. Rosenberg
                Senior Assistant Chief
                Accountant